UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________________
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TIMBERLINE SOFTWARE CORPORATION
Full Name of Registrant

Former Name if Applicable (N/A)

15195 N.W. Greenbrier Parkway
Address of Principal Executive Office (Street and Number)

Beaverton, OR 97006-5701
City, State, and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

☒      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☒       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

☐        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

At the time the report on Form 10-Q was due, the review of the finalized financial results had not yet been completed, and it was not practicable, without unreasonable effort and expense, to complete such a review prior to the time the report was due. As a result, the certifying officers did not believe that they could properly certify, as of the due date of the report, the accuracy of the financial statements, and therefore the Registrant is unable to timely file the report on Form 10-Q. The Registrant does not believe that any difference between the financial results reported on Form 8-K and the financial results reported on Form 10-Q will be material. However, in light of the certification requirements of the Sarbanes-Oxley Act, the Registrant believes it to be imperative to ensure that the financial results reported on Form 10-Q are accurate at the time the report is filed. The Registrant is committed to filing reports that accurately reflect its financial condition, and results of operations and believes it appropriate to ensure that the report, when filed, will be true and correct in all material respects. Accordingly, the Registrant will complete its review and file its quarterly report on Form 10-Q for the three months ended March 31, 2003, as soon as practicable, and in no event later than May 20, 2003.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Carl Asai	503	439-5208
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TIMBERLINE SOFTWARE CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2003         By /s/Carl Asai
                                        Carl Asai, Sr. Vice President - Finance and
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.